FIRST NATIONAL CAPITAL MARKETS, INC.

(SEC I.D. No. 8-53514)

STATEMENT OF FINANCIAL CONDITION AS
OF DECEMBER 31, 2021 AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a **PUBLIC** Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53514

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First National Capital Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1620 Dodge Street
(No. and Street)

Omaha	Nebraska	68135
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mr. Jess Zeiss, President	(402) 602-7483	jzeiss@fnni.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

1601 Dodge Street, Suite 3100	Omaha	Nebraska	68102
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>   Jess Zeiss   </u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>   First National Capital Markets, Inc.   </u>, as of <u>   December 31st   </u>, 2<u>021</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



GENERAL NOTARY - State of Nebraska
SKYLAR COPENHAVER
My Comm. Exp. February 1, 2026

Signature:

Title:
President



Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Deloitte & Touche LLP
First National Tower
1601 Dodge Street
Suite 3100
Omaha, NE 68102-1640
USA

Tel: +1 402 346 7788
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of
First National Capital Markets, Inc.
Omaha, Nebraska

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First National Capital Markets, Inc. (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

Omaha, Nebraska
February 23, 2022

We have served as the Company's auditor since 2002.

FIRST NATIONAL CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

CASH AND CASH EQUIVALENTS	$	4,901,095
RECEIVABLES:		
Commissions		270,336
Other		70,110
Total receivables		340,446
SECURITIES OWNED		2,142,299
DEPOSIT WITH CLEARING ORGANIZATION		250,786
PREPAID EXPENSES AND OTHER ASSETS		102,739
INVESTMENT IN PARTNERSHIP		49,834
TOTAL	$	7,787,199

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued compensation and benefits	$	664,869
Accrued expenses and other liabilities		185,178
Income taxes payable		10,421
Accounts payable to affiliates		67,514
Total liabilities		927,982

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value; 10,000 shares authorized, issued and outstanding		10,000
Additional paid-in capital		3,140,000
Retained earnings		3,709,217
Total stockholder's equity		6,859,217
TOTAL	$	7,787,199

See notes to Statement of Financial Condition

FIRST NATIONAL CAPITAL MARKETS, INC.

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

First National Capital Markets, Inc. (the "Company"), is a wholly owned subsidiary of First National Investment Banking, Inc., which is a wholly owned subsidiary of First National of Nebraska, Inc. (the "Parent Company"). The Company is engaged in the purchase and sale of an array of financial products including traditional securities products, fixed income and money market securities, and investment advisory products and services. In addition, the Company offers services including bond accounting, portfolio analysis, financial reporting, underwriting, and payment services. Service fees result from amounts collected from independent contract brokers for processing securities trades and from amounts collected for administrative and compliance services. The Company operates as a non-clearing broker and has a single reportable segment.

The Company is registered with the Securities and Exchange Commission (the "SEC") and operates as a separate entity as a registered member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Securities Owned — Securities owned are carried at fair value and consist of municipal warrants.

Securities Transactions — Securities transactions are recorded on a trade-date basis.

Income Taxes — The Company is included in the consolidated income tax return of the Parent Company. ASC 740-10-30-27 requires a group of entities that files a consolidated tax return to allocate the consolidated amount of current and deferred tax expense among the members of the group when those members issue separate financial statements. ASC 740-10-30-27 requires the use of an allocation methodology that is systematic, rational, and consistent with the broad principles established by ASC 740. The Company's financial statements reflect income taxes allocated based on a Separate-Return approach, modified to utilize Company net operating losses and capital losses when those losses are realized by the consolidated group.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are investment in partnership, accruals not currently deductible for tax purposes, and accrued compensation and benefits.

The Company has no liability recorded at December 31, 2021 for uncertainty in income taxes or for interest and penalties associated with an uncertain tax position. The tax years 2018 through 2021 remain open to examination by the major taxing jurisdictions in which the Parent Company files the consolidated income tax return.

Restricted Cash — Restricted cash represents cash segregated or set aside to satisfy requirements under Rule 15c3-3 of the SEC. This cash is held within a special reserve bank accounts for the benefit of customers. As of December 31, 2021, the balance of the restricted cash was $0.

Subsequent Events — The Company evaluated subsequent events through the date the Statement of Financial Condition was issued. The Company did not have any subsequent events that would require recognition or disclosure in the Statement of Financial Condition or notes as of December 31, 2021, except as disclosed herein.

2. **REGULATORY REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio) not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness), as defined under such provisions. Net capital, net capital requirement, and net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $6,489,811, which was $6,239,811 in excess of required capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

3. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

In accordance with ASC 820, "Fair Value Measurement," the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 – Quoted prices in active markets for identical assets/liabilities.

- Level 2 – Includes prices based on other observable inputs, including prices based on recent market transactions for similar assets/liabilities. The Company's Level 2 assets include municipal warrants and bonds.

- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Securities owned	$ -	$ 2,142,299	$ -	$ 2,142,299
Total assets accounted for at fair value:	$ -	$ 2,142,299	$ -	$ 2,142,299

The valuation techniques used to measure the fair values by type of investment in the above table follow:

- Securities owned – The Company's municipal warrants and bonds are categorized as Level 2 as the Company's valuations utilize observable sales prices for similar warrants and bonds.

4. RELATED PARTY TRANSACTIONS

The Company provides services to other affiliates of the Parent Company, including First National Bank of Omaha ("FNBO"). These services include federal funds transfers, bond accounting, portfolio trades/analysis, and repurchase agreements and negotiable certificates of deposit dealer services. At December 31, 2021, $0 was due to the Company from affiliates for services provided.

In addition, the Company has a service agreement with the Parent Company and FNBO in which FNBO provides the Company with certain services including purchasing, personnel, general ledger, website development, financial services, executive support, financial, operational, and information systems audit services, compliance, audit and consulting services, branding/trademark modifications, and miscellaneous other corporate services. The Company is billed for such services based on various allocation methods. At December 31, 2021, the Company owed affiliates $65,361 for services provided.

At December 31, 2021, the Company had cash on deposit of $271,095 with FNBO. The Company has not experienced any losses on its deposits of cash.

The Company has a $10,000,000 line of credit with the Parent Company. There were no amounts outstanding as of and for the year ended December 31, 2021. The line of credit accrues interest on the outstanding principal at a variable interest rate equal to one-month LIBOR plus 2.75%. In addition, the Company pays a commitment fee of 0.25% of the unused portion of the credit. At December 31, 2021, the Company owed the Parent Company commitment fees of $2,153.

Transaction terms with related parties are not necessarily indicative of the terms that would be present if the parties were unrelated.

5. EMPLOYEE BENEFIT PLANS

The Parent Company has a contributory defined contribution plan, which covers substantially all employees. At December 31, 2021 the Company's discretionary portion of the defined contribution was $91,386, which is recorded as accrued compensation and benefits in the statement of financial condition and is owed to the Parent Company.

6. INVESTMENT IN PARTNERSHIP

The Company has an interest in a limited partnership. This partnership fund holds investments in real estate ventures. The Company's partnership interest is less than 7% of the partnership's total capital and is accounted for at fair value, or $49,834.

7. COMMITMENTS AND CONTINGENCIES

The Company is involved in various legal matters in the normal course of its business. At December 31, 2021, management does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's statement of financial condition.

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